Exhibit (a)(5)(O)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STEFEN HELL, Individually and On Behalf of All Others Similarly Situated,	) ) )
Plaintiff,	) )

vs.

INDEVUS PHARMACEUTICALS, INC., GLENN L. COOPER, ANDREW FERRARA, JAMES C. GALE, MICHAEL E. HANSON, STEPHEN C. MCCLUSKI, CHERYL P. MORLEY, MALCOLM MORVILLE, ENDO PHARMACEUTICALS HOLDINGS INC., and BTB PURCHASER INC.,

	) ) ) ) ) ) ) ) ) )	Civil Action No. 4327
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, Stefen Hell, by his attorneys, alleges the following upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of Indevus Pharmaceuticals, Inc. (“Indevus” or the “Company”), arising from a tender offer to acquire all of the outstanding shares of Indevus common stock (“Proposed Transaction”) by Endo Pharmaceuticals Holdings Inc., through its wholly owed subsidiary, BTB Purchaser Inc., (collectively “Endo”).

2. On January 5, 2009, Indevus announced that it had entered into a merger agreement pursuant to which Endo would acquire, by way of a tender offer, Indevus for cash at a price of $4.50 per share. In addition to the present value of $4.50 per share, Endo might pay an additional $267 million or $3.00 per Indevus share upon the future achievement of certain milestones related to two prized products in its pipeline, NEBIDO® and the octreotide implant.

This two-tied consideration structure presently undervalues the Company, and as such, is unfair to shareholders. Additionally, the Form 14D-9 Solicitation Statement filed with the Securities and Exchange Commission (“SEC”) on January 7, 2009 in connection with the Proposed Transaction fails to disclose material information necessary for Indevus’s public shareholders to make a fully informed on whether to tender their shares.

3. The deal is also procedurally unfair. By all accounts, the Indevus Board of Directors (the “Board”) made no attempts to auction the Company or to otherwise enlist market check devices that could have ensured shareholders’ interests were fully protected. Indeed, the opposite appears to be the case as the Board agreed to a no shop provision in the merger agreement, a 5.4% termination fee, and a tender offer closing date of 45 days—all designed to improperly prevent competing bids in violation of defendants’ fiduciary duties. In light of these and other material deficiencies related to the Proposed Transaction, Plaintiff seeks revocation or, in the alternative, rescission of the Proposed Transaction in the event Defendants are able to consummate it.

PARTIES

4. Plaintiff, Stefen Hell, is a public shareholder of Indevus and has been continuously since prior to the wrongs complained of herein.

5. Defendant Indevus Pharmaceuticals, Inc. is a specialty pharmaceutical company incorporated in Delaware and headquartered in Lexington, Massachusetts that is engaged in the acquisition, development, and commercialization of products to treat conditions in urology and endocrinology.

6. Defendant Endo Pharmaceuticals, Inc. engages in the research, development, sale, and marketing of branded and generic prescription pharmaceuticals for treating and managing pain. Endo is incorporated in Delaware and headquartered in Chadds Ford, Pennsylvania.

7. Defendant BTB Purchaser, Inc. is a wholly owned subsidiary of Endo and is incorporated in Delaware.

8. Defendant Glenn L. Cooper (“Cooper”) has served as the Company’s CEO since 1993 and as the Chairman of the Company’s Board of Directors since 2000.

9. Defendant Andrew Ferrara (“Ferrara”) has served as a member of the Board since April 2006 and has served as the Presiding Director since June 2008.

10. Defendant James C. Gale (“Gale”) has served as a member of the Board since April 2007.

11. Defendant Michael E. Hanson (“Hanson”) has served as a member of the Board since December 2004.

12. Defendant Stephen C. McCluski (“McCluski”) has served as a member of the Board since June 2003.

13. Defendant Cheryl P. Morley (“Morley”) has served as a member of the Board since June 2003.

14. Defendant Malcolm Morville (“Morville”) has served as a member of the Board since February 1993.

15. Defendants Cooper, Ferrara, Gale, Hanson, McCluski, Morley, and Morville are collectively referred to herein as the “Individual Defendants” and have at all relevant times been members of the Board of Directors of Indevus.

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of Indevus (except the Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

17. This action is properly maintainable as a class action because:

(i) The Class is so numerous that joinder of all members is impracticable. There are approximately 78,000,000 shares of the Company’s common stock outstanding owned by hundreds, if not thousands, of holders other than Defendants. The Company’s common stock is listed and actively traded on the NASDAQ National Market System;

(ii) There are questions of law and fact which are common to the Class including, inter alia, the following: (1) whether the Individual Defendants breached fiduciary and other common law duties owed to Plaintiff and other members of the Class; (2) whether Defendants Endo and BTB have aided and abetted the breaches of fiduciary duty committed by the Individual Defendants; (3) whether Plaintiff and the Class have been provided with all material information to determine whether to tender their shares; (4) whether the Proposed Transaction is adequate and/or coercive; and (5) whether the Class is entitled to injunctive relief as a result of Defendants’ wrongful conduct.

(iii) Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

(iv) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff will fairly and adequately represent the Class.

(v) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

18. On January 5, 2009, Indevus and Endo announced that Endo intended to commence an all cash tender offer to purchase shares of outstanding Indevus stock for $4.50 per share. The tender offer is scheduled to expire at 5:00 p.m. on February 20, 2009, unless extended in accordance with a merger agreement entered into between Indevus and Endo (the “Merger Agreement”) and the applicable rules and regulations of the SEC. The tender offer is conditioned on the tender of a majority of the outstanding shares of Indevus’s common stock on a fully diluted basis. The following press release was issued in connection with the Proposed Transaction:

LEXINGTON, Mass., Jan. 5 /PRNewswire-FirstCall/ — Indevus Pharmaceuticals, Inc. (Nasdaq: IDEV) today announced that it has entered into a definitive merger agreement under which Endo Pharmaceuticals Holdings, Inc. will commence a tender offer to acquire 100 percent of the outstanding shares of Indevus for approximately $370 million, or $4.50 per Indevus share, in cash and up to an additional approximately $267 million, or $3.00 per Indevus share, in cash payable in the future upon achievement of certain milestones related to NEBIDO (R) (in development for hypogonadism) and the octreotide implant (in development for acromegaly and carcinoid syndrome), two of Indevus’ primary product candidates. The up-front consideration of $4.50 per share represents a premium of 45.2% over today’s closing price of the common stock of Indevus, and a 59.0% premium over the 30-day volume weighted average price for the common stock. The transaction has been approved by the boards of directors of both companies. The Company will host a conference call and webcast on January 6, 2009 beginning at 8:30 am Eastern time (details follow below).

“For many reasons, we are very pleased to bring this transaction to the shareholders and other stakeholders of the Company,” said Glenn L. Cooper, M.D., chairman and chief executive officer of Indevus. “For our shareholders, the deal not only captures a significant premium in the up-front portion of the consideration, but our investors will also maintain a significant interest in the downstream value creation from NEBIDO and the octreotide implant.

“Our employees, who have been so instrumental in the growth and success of Indevus, will also remain integral to the future of Endo,” continued Dr. Cooper. “Our sales force, Cranbury operations, and the NEBIDO and Octreotide R&D teams are expected to play a very important role in the new Endo. In addition, Endo will look to our headquarters in Lexington, MA as a source of talent for their growing organization.”

“Finally, we believe this transaction will create new value for our patients, physicians, and other customers under Endo’s leadership. We believe Endo’s proven commercial capabilities, targeted approach to medical marketing and unique understanding of the changes taking place in health care delivery today will ensure the success of our current and future products. We welcome and fully support this acquisition.”

Transaction Terms

Under the terms of the agreement, Endo will commence a tender offer to purchase all outstanding shares of Indevus in exchange for an up-front payment of $4.50 in cash for each share of outstanding Indevus common stock (“Upfront Consideration”). In addition, Indevus shareholders will receive the non-transferable contractual right to two contingent cash payments (“Contingent Cash Payments”), one for up to $2.00 per share and the other for $1.00 per share that could deliver up to an additional $267 million, or $3.00 per share in cash, if the Company meets certain targets.

The first Contingent Cash Payment relates to NEBIDO and is payable as follows: (i) $2.00 per share if NEBIDO is approved, within three (3) years of the closing of the tender offer, by the FDA for marketing and sale without certain restrictive labeling, or (ii) two potential payments in the event that NEBIDO is approved by the FDA with certain restrictive labeling, comprised of: (a) $1.00 per share upon such approval, if approval is obtained within three (3) years of the closing of the tender offer and (b) an additional $1.00 per share following the achievement of a certain sales threshold milestone during the first five (5) years from the date of the first commercial sale of NEBIDO.

The second Contingent Cash Payment relates to the octreotide implant and consists of $1.00 per share to be paid in the event that, within four (4) years of the closing of the tender offer, octreotide is approved by the FDA for marketing and sale for the treatment of acromegaly or carcinoid syndrome.

The tender offer is expected to commence within 5 days of the signing of the Merger Agreement and will remain open for 45 calendar days, subject to extension under certain circumstances. The tender offer closing is conditioned on the tender of a majority of the outstanding shares of Indevus’ common stock, antitrust clearance and other customary closing conditions. The executive officers and directors of Indevus and certain of their affiliates, have agreed to tender approximately 4.7% of Indevus’ outstanding shares in the tender offer.

UBS Securities LLC advised Indevus and provided a fairness opinion to Indevus’ board of directors. Burns & Levinson LLP acted as legal counsel to Indevus.

The Present and Future Value Offered To Indevus Shareholders is Inadequate

19. Indevus is unquestionably well-positioned for the future and has a pipeline products that must be valued fairly in the event of change in control at the Company.

20. Indeed, in its earnings release dated November 28, 2008, Defendant Cooper Indevus Chairman and CEO stated:

The year ended on a very strong note and the Company is in excellent shape to have a successful coming year. In particular, we now have a clear path for the resubmission of our NDA for NEBIDO®, our commercial products are performing extremely well in their respective markets, our late stage development programs for octreotide and pagoclone are in full gear, and our successful $105 million financing this summer gives us a strong balance sheet.

21. Additionally, Defendants have touted the Company’s “strong” pipeline:

We continue to see strong performance and positive trends for VANTAS® (prostate cancer) and SUPPRELIN® LA (central precocious puberty). Sales of VANTAS units in the fourth quarter were up 70% over the fourth quarter last year, and we are encouraged by the trends in the first quarter. VANTAS is the only once-yearly treatment in the market and our sales force has done a terrific job of demonstrating the benefits of a long acting product, continued Dr. Cooper.

Adoption of SUPPRELIN LA in the treatment of central precocious puberty continues to exceed even our most optimistic forecasts. We launched SUPPRELIN LA in the third quarter of fiscal 2007. Our quarter over quarter revenue growth during our launch year has been quite strong with quarterly revenue increases averaging 25% in the last three fiscal quarters. We are now entering the initial phase of re-implants for existing patients. The market feedback on SUPPRELIN LA has been excellent, reinforcing the positive difference that a once-yearly implant (vs. monthly injections) has made in improving the lives of children with CPP and their families. We are very optimistic about the future of the product.

Our R&D group is also quite active as we begin late stage clinical trials for two important products, octreotide and pagoclone. In October, we initiated our Phase III trial for our octreotide implant to treat acromegaly. The 140-patient pharmacokinetic study will compare the six-month octreotide implant to the current standard of care, Sandostatin® LAR® (monthly injections). We are optimistic about the prospects and benefits for the octreotide implant in this market, which currently exceeds $1.0 billion.

In September, we completed a partnership agreement with Teva for the development and marketing of pagoclone for the treatment of stuttering. In the first calendar quarter of 2009, the companies expect to begin a 300- patient, six-month Phase IIb study. As per our agreement with Teva, this trial will be conducted by Indevus and funded by Teva. The results of this trial promise to be an important milestone in the development of pagoclone.

We continue to look forward to the launch of VALSTAR(TM), our product for bladder cancer. We are awaiting plant inspections of our third-party manufacturer and hope to launch VALSTAR in the new year. VALSTAR is the only product currently approved for use in BCG-refractory bladder cancer patients who are not candidates for bladder removal.

22. As referenced above, Defendants believe future prospects for the Company to be exceptionally bright and in some cases, “exceed[ing] [Indevus’s] most optimistic forecasts.” In light of the growth of its existing products, including VANTAS® and SUPPRELIN LA®, and the prospects for future products, including NEBIDO®, Sandostatin®, and VALSTAR®, the Company’s shareholders are, at a minimum, entitled to a detailed analysis as to the current and long-term financial impact these products will have on the Company. Without such an analysis, it is impossible for shareholders to adequately value this Proposed Transaction.

23. Moreover, analysts have projected that sales of NEBIDO®, if approved by the U.S. Food & Drug Administration (“FDA”) without a restrictive label, will reach upwards of $250 million annually. Other analysts have stated that the likelihood for NEBIDO® FDA approval to be 80%, and if approved, a 95% likelihood that the approval will come without a restrictive label.

24. Because the Proposed Transaction is all cash, Indevus shareholders’, in addition to receiving fair and adequate present value, should be fairly compensated for the future value of new drugs like NEBIDO®. However, this is not the case in the Proposed Transaction’s two-tiered, contingent structure. The present value offered to shareholders as part of the Proposed Transaction is approximately $351 million. This stands in stark contrast to the $250 million in annual revenues that NEBIDO® alone, if favorably approved, could bring to the Company beginning as early as the end of 2009.

25. In sum, the value of the Proposed Transaction does not today, or in the future, adequately compensate Indevus shareholders. Therefore, a proper market check should be conducted or, alternatively, additional cash must be offered to ensure the Proposed Transaction is fair.

The Schedule 14D-9 Solicitation Statement Fails To Disclose Material Information

26. On January 7, 2009, Indevus filed its Schedule 14D-9 Solicitation Statement in support of the Proposed Transaction (“14D-9”).

27. The 14D-9 is materially misleading and incomplete because, among other things:

(i) it does not disclose why the Board decided against reasonable market check devices, and instead, hastily agreed to recommend the Proposed Transaction to Indevus’s public shareholders. As further evidence of the Individual Defendants’ failure to shop the Company, Indevus’s Chief Financial Officer had this to say in a January 6, 2009, conference call to analysts:

Wayne Rothbaum—Quoque Capital

Wayne Rothbaum Hi, good morning, guys. A quick question on this no shop, I think, Glenn, you talked about. So just to be clear then, you did not go out and seek other bids. Is that the understanding?

Michael Rogers—Indevus Pharmaceuticals, Inc.— EVP & CFO

Yes, Wayne, we were not in a process at the time when Endo approached us and the company, in this deal, is prohibited from talking to other potential acquirers, except under very limited circumstances surrounding a superior proposal that would be received and the Board would determine it must pursue in order to fulfill its fiduciary obligations;

(ii) it does not disclose any information concerning how the Company’s product development pipeline impacted sales and profitability during the projection period used by Indevus investment banker UBS Securities LLC (“UBS”);

(iii) it does not disclose the full of extent of underlying analyses performed by UBS in reaching a fairness opinion: “based on the non-contingent consideration of $4.50 per share plus the estimated net present value (as of December 31, 2008 and utilizing discount rates ranging from 18.0% to 22.0%) of the contingent consideration ranging from approximately $2.03 to $2.11 per share based on the assessments of the Company’s management as to the timing and probability of achieving certain milestones with respect to Nebido and Octreotide.” Moreover, estimated financial data prepared by Company management and utilized in UBS analyses “were probability-weighted to reflect management’s assessments as to the likelihood that development of the Company’s product candidates would result in commercial sales.” See Schedule 14D-9, at 21;

(iv) it does not fully disclose how management determined its prediction that the Proposed Transaction is worth approximately $6.57 per share in implied value;

(v) it does not disclose the Company’s financial projections supposedly relied upon by UBS through 2027 in performing the Company’s discounted cash flow analysis. Schedule 14D-9 at 24;

(vi) it does not adequately disclose UBS’s compensation arrangement in connection with its delivery of a fairness opinion. While it is disclosed that UBS will receive “an aggregate fee currently estimated to be approximately $7.25 million,” it is not disclosed exactly how much of that fee is contingent upon consummation of the deal and whether the fee is tied to the same contingencies that shareholders have been solicited to accept. In this regard, the Company only discloses that a “significant portion” of its fee is contingent upon consummation of the Proposed Transaction.

Existing Conflicts of Interest Raise Further Doubts As To the Proposed Transaction’s

Fairness to Shareholders

28. Financial advisors for both Endo and Indevus, Morgan Stanley and UBS, respectively, have interwoven relationships with Indevus casting further doubt as to whether shareholders’ interests were appropriately protected.

29. Specifically, Morgan Stanley, though Endo’s banker for the Proposed Transaction, acted as the placement agent in August 2008 for Indevus’s placement of $105,000,000 in non-promissory notes due November 5, 2024. Inexplicably, the Individual Defendants caused Indevus to waive any conflict of interest and allowed Morgan Stanley, even though they were privy to non-public financial information less than 5 months earlier, to serve as Endo’s banker for the Proposed Transaction.

30. Additionally, Indevus’s investment banker, UBS, and its affiliates has provided services to the Company unrelated to the Proposed Transaction including acting as financial advisor to Indevus in connection with mergers and acquisitions.

31. The Schedule 14D-9 Solicitation Statement fails to disclose any known positions UBS holds in either Indevus or Endo. Absent more disclosure, shareholders will be unable to evaluate the nature and extent of these aforementioned banker conflicts and thus, will be unable to decide whether the fairness opinion is reliable.

32. Lastly, Endo’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), has a preexisting relationship with Indevus and is currently representing the Company in litigation.

The Proposed Transaction’s Terms Unduly Dissuades Potential Suitors

From Making Competing Offers

33. The Merger Agreement provides that Defendants must notify Endo within 24 hours if it receives an unsolicited offer for the Company, and must provide Endo with details, including the material terms and conditions of the proposal and the identity of any person making such proposal. Defendants have agreed to keep Endo informed of the status of discussions with third parties and to notify Endo promptly if the Board determines that a third party has made a proposal that is superior to the Proposed Transaction.

34. Thus, the Merger Agreement gives Endo access to rival bidders’ information and allows Endo a first refusal right to top any superior offer. Accordingly, rival bidders are unlikely to emerge.

35. In addition, the aggregate value of the Proposed Transaction in guaranteed consideration is approximately $351 million. The Board has negotiated a termination fee of $20 million, approximately 5.7% of the present transaction value. This is a much higher fee than seen in other deals of this size and may in fact be too large for Indevus to pay out given recent challenges to its cash position.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against The Individual Defendants Only

36. Plaintiff repeats and realleges each allegation set forth herein.

37. The Individual Defendants have violated their fiduciary duties of care, loyalty, and candor owed under applicable law to the public shareholders of Indevus and have acted to put their personal interests ahead of the interests of shareholders.

38. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class.

39. The Individual Defendants have violated their fiduciary duties by causing Indevus to enter into a transaction with Endo without regard to the fairness of the transaction to Indevus’ public shareholders.

40. Moreover, the Defendants breached their fiduciary duty of candor owed to shareholders by disclosing misleading information in and omitting material information from the Tender Offer documents as described herein. Indeed, Defendants have withheld material information concerning the sales process that bears directly on the fairness of that process. The Tender Offer documents also fail to disclose information concerning the Company’s future growth prospects and UBS’s fee structure and relationship with Endo.

41. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of care, loyalty, and candor owed to the shareholders of Indevus because, among other reasons:

(i) they failed to properly value Indevus and its assets and operations;

(ii) they failed to take steps to maximize the value of Indevus to its public shareholders and they took steps to avoid or deter competitive bidding thereby failing to adequately solicit other potential acquirers or alternative transactions;

(iii) they failed to provide shareholders with the material information necessary to make an informed decision as to whether to tender their shares; and

(iv) they ignored or did not protect against the numerous conflicts of interest described herein.

42. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the merger with Endo, will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Indevus absent intervention of this Court.

43. If the transaction is consummated, Indevus shareholders will be deprived of the opportunity for substantial gains which the Company may realize.

44. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Indevus public stockholders.

45. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Indevus’ assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Indevus common stock.

46. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will exclude the Class from its fair proportionate share of Indevus’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.

47. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

48. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

49. In committing the wrongful acts alleged herein, the Individual Defendants, Endo, and BTB have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Individual Defendants and Endo further aided and abetted and/or assisted each other in breach of their respective duties as alleged herein.

50. The purpose and effect of Defendants’ conspiracy, common enterprise, and/or common course of conduct is, among other things, to permit violations of law and breaches of fiduciary duty.

51. The Individual Defendants, Endo, and BTB accomplished their conspiracy, common enterprise and/or common course of conduct by entering into the Merger Agreement at an unfairly low price and through an unfair and woefully inadequate process.

52. Endo and BTB aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, Endo and BTB acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and were aware of their overall contribution to and furtherance of the wrongdoing. Endo and BTB benefited from the wrongdoing by obtaining an unfair price for Indevus shares in the Proposed Transaction.

53. The Court should enjoin Endo and BTB from continuing to aid and abet the breach of fiduciary duty by the Individual Defendants and enjoin the consummation of the Merger Agreement.

54. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, the Plaintiff prays for the following judgment and relief:

(1) declaring this action to be a class action and certifying Plaintiff as the Class representative and Plaintiffs counsel as Class counsel;

(2) enjoining, preliminarily and permanently, the Proposed Transaction;

(3) to the extent, if any, that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it, or granting the Class damages;

(4) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(5) awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff s attorneys and experts; and

(6) granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

DATED: January 30, 2009		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky, Esquire (#3147)
Brian D. Long, Esquire (#4347)
919 North Market Street, Suite 980
Wilmington, DE 19801
Tel: (302) 295-5310
OF COUNSEL:

MOTLEY RICE LLC
Ann Ritter
Josh Littlejohn
Kimberly Barone-Baden
28 Bridgeside Boulevard
Mount Pleasant, SC 29464
Tel.: (843) 216-9000

KLAFTER OLSEN & LESSER LLP

Kurt B. Olsen

1250 Connecticut Ave. NW, Ste. 200

Washington DC 20026

Tel: (202) 261-3553

KLAFTER OLSEN & LESSER LLP

Jeffrey A. Klafter

1311 Mamaroneck Avenue, Suite 220

White Plains, NY 10605

Tel: (914) 997-5656

STURMAN LLC

Deborah Sturman

112 Madison Avenue

New York, NY 10016

Tel.: (212) 784-6263